June 27, 2024

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	INFINT Acquisition Corporation
Amendment No. 9 to Registration Statement on Form S-4
Filed on June 13, 2024
File No: 333-267662

Dear Mr. Anderegg:

On behalf of INFINT Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 9 to Registration Statement on Form S-4 (File No. 333-267662) (the “Registration Statement”). An electronic version of Amendment No. 10 (“Amendment No. 10”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 10, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated June 25, 2024, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 9 to Form S-4

Exhibits

1. We note that the legal opinion filed as Exhibit 5.1 is dated April 17, 2023. We further note that you have amended the governing documents of InFinT Acquisition Corporation multiple times since that date, and the certificate of good standing referenced in the opinion is April 5, 2023. Please file an updated legal opinion. In addition, please remove the assumptions in 2.12 and 2.14, as well as the assumption in 2.10 that the Registration Statement has been duly filed with the Commission. Refer to Staff Legal Bulletin 19 (October 14, 2011).

Response: In response to the Staff’s comment, the Company has filed an updated legal opinion as Exhibit 5.1. to revise assumption 2.10 and remove assumptions 2.12 and 2.14.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc:	Alexander Edgarov, Chief Executive Officer, INFINT Acquisition Corporation